FOR IMMEDIATE RELEASE


    Investors:                                  Media:
    Emer Reynolds                               Anita Kawatra
    Ph:  353-1-709-4000                         Ph:  212-407-5755
         800-252-3526                                800-252-3526

                             ELAN Series Z Warrants

                   Elan Reiterates Terms of Series Z Warrants


DUBLIN, IRELAND, MARCH 8, 2004-Responding to a number of recent inquiries from the investment community, Elan Corporation, plc today reiterated the terms of its Series Z warrants. As reported in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, each Series Z warrant is exercisable into
0.127585 of an Elan American Depositary Share (ADS). Each ADS represents one Elan Ordinary Share, at an exercise price of $26.72 per ADS, subject to certain anti-dilution adjustments. The Series Z warrants expire at 5:00 p.m. Eastern Time on August 31, 2005.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.